United States securities and exchange commission logo





                              February 1, 2024

       Eli Kay
       Chief Financial Officer
       Unique Logistics International, Inc.
       154-09 146th Ave.
       Jamaica, NY 11434

                                                        Re: Unique Logistics
International, Inc.
                                                            Form 10-K for
Fiscal Year Ended May 31, 2023
                                                            Amendment No. 1 to
Form 8-K filed May 5, 2023
                                                            Response dated
January 22, 2024
                                                            File No. 000-50612

       Dear Eli Kay:

              We have reviewed your January 22, 2024 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 5,
       2024 letter.

       Form 10-K for Fiscal Year Ended May 31, 2023

       Financial Statements
       Notes to Consolidated Financial Statements
       2. Acquisitions and Equity Method Investments, page F-16

   1.                                                   We note from your
response to prior comment 2 that    ULHK is an entirely separate legal
                                                        entity with an
unrelated ownership structure.    However, it remains unclear to us whether
                                                        certain shareholders
hold significant equity interest in both Unique Logistics International,
                                                        Inc. (   the Registrant
  ) and the ULHK entities that were acquired. Please provide us with a comprehensive analysis
of common ownership interests in the Registrant and the ULHK entities held by
significant shareholders, demonstrating and supporting your conclusion that the acquisition of
the ULHK entities are not transactions between entities under common control. In this
regard, please provide us with a tabular presentation depicting the
 Eli Kay
Unique Logistics International, Inc.
February 1, 2024
Page 2
         ownership structure and related ownership percentages of significant shareholders in the
         Registrant and each ULHK entity acquired on February 21, 2023, as identified on page F-
         16. The table should include the requested ownership percentages of significant
         shareholders before and after the    ULHK Entities Acquisition.
Amendment No. 1 to Form 8-K Filed on May 5, 2023

Item 9.01. Financial Statements and Exhibits

2. We have considered your response to prior comment 6. We defer our evaluation of your response relating to compliant audit reports and required financial statements of the
         ULHK entities until you can address those items in their entirety. Regarding your response included in the second bullet point, we note that reconciliations to U.S.
         GAAP appear required for the following entities: Shenzhen Unique Logistics International
         Limited, TGF Unique Limited and Unique Logistics International Co., Ltd (Taiwan).
         Please review the following exhibits: 99.5, 99.14, 99.7, 99.16, 99.25, 99.15, and clarify for us why reconciliations to U.S. GAAP are not provided, or provide the reconciliations as warranted.
       Please contact Jennifer O'Brien at 202-551-3721 or Raj Rajan at 202-551-3388 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameEli Kay                                      Sincerely,
Comapany NameUnique Logistics International, Inc.
                                                               Division of
Corporation Finance
February 1, 2024 Page 2                                        Office of Energy
& Transportation
FirstName LastName